               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

Information to be included in statements filed pursuant to 240-
13d-1(b),(c) and (d) and amendments thereto filed pursuant to 240.13d-2


                  METROPOLIS REALTY TRUST INC.
                ---------------------------------
                         (Name of Issuer)


              Class A Common Stock, $10.00 Par Value
                 ---------------------------------
                  (Title of Class of Securities)


                          591730-10-6
                ---------------------------------
                         (CUSIP Number)

                        February 14, 1998
                ---------------------------------
      (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

       [ ] Rule 13d-1(b) (Qualified Investor)
       [ ] Rule 13d-1(c) (Passive Investor)
       [X] Rule 13d-1(d) (Exempt Investor)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13G

  CUSIP No. 591730-10-6
_________________________________________________________________
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                             Intermarket Corp.
_________________________________________________________________
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
      (See instructions)
                                                        (b) [ ]
_________________________________________________________________
  3.  SEC USE ONLY

_________________________________________________________________
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION             New York

_________________________________________________________________
                    :  5.   SOLE VOTING POWER           -- 0 --
  Number of Shares  :____________________________________________
                    :
  Beneficially Owned:  6.   SHARED VOTING POWER         890,862
                    :____________________________________________
  by Each Reporting :
                    :  7.   SOLE DISPOSITIVE POWER      -- 0 --
  Reporting Person  :____________________________________________
                    :
  With              :  8.  SHARED DISPOSITIVE POWER     890,862
____________________:____________________________________________

  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                  890,862
_________________________________________________________________
  10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]
_________________________________________________________________
  11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    6.9%

_________________________________________________________________
  12. TYPE OF REPORTING PERSON (See Instructions)            CO

_________________________________________________________________

Item 1(a). Name of Issuer:

           Metropolis Realty Trust Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           605 Third Avenue
           New York, New York 10016


Item 2(a). Name of Person Filing:

           Intermarket Corp.

Item 2(b). Address of Principal Business Office or, if None,
           Residence:

           667 Madison Avenue, New York, New York 10021

Item 2(c). Citizenship:

           New York

Item 2(d). Title of Class of Securities:

           Class A Common Stock, $10.00 Par Value

Item 2(e). CUSIP No.:

           591730-10-6


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

           (c) [ ] Insurance company as fined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8
                   of the Investment Company Act of 1940 (15
                   U.S.C. 80a-8).

           (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section
                   3(b) of the Federal Deposit Insurance Act
                   (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with
                   240.13d-1(b)(1)(ii)(J).


           If this statement is filed pursuant to 240.13d-1(c), check this box. [X]

Item 4.    Ownership.

           Provide the following information regarding the aggregate number and percent of the class of securities of the issuer identified in Item 1.

           (a) Amount Beneficially Owned:

               890,862

           (b) Percent of Class:

               6.9%

           (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:
                                                         -- 0
                                                         _______

              (ii)  Shared power to vote or to direct the vote:
                                                         890,862
                                                         _______

              (iii) Sole power to dispose or to direct the
                    disposition of:
                                                         -- 0
                                                         _______

              (iv)  Shared power to dispose or to direct the
                    disposition of:
                                                         890,862
                                                         _______

     Instructions for computations regarding securities which represent a right to acquire underlying security, see 240.13d-
13(d)(1).


Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.    Ownership of More Than Five Percent on Behalf of
           Another Person.

           N/A


Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

           N/A


Item 8.    Identification and Classification of Members of the
           Group.

           N/A


Item 9.    Notice of Dissolution of Group.

           N/A

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 February 9, 1998
                                 ________________________________
                                 (Date)

                                 /s/ IAN MAC KENZIE
                                 ________________________________
                                 (Signature)

                                 Ian Mac Kenzie, Vice President
                                 ________________________________
                                 (Name/Title)